Cusip No. 456905108                             Page 1 of 5 Pages


                SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AMENDMENT NO. 2

                    INFORMATION RESOURCES, INC.
                         (Name of Issuer)


               COMMON STOCK $.01 PAR VALUE PER SHARE
                  (Title of Class of Securities)


                             456905108
                          (Cusip Number)



                         Page 1 of 5 Pages

Cusip No. 456905108                             Page 2 of 5 Pages

1)   Names of Reporting Persons         Dewey Square Investors Corp.
     S.S. or I.R.S. Identification
     Nos. of Above Persons              04-3038940



2)   Check the Appropriate Box          (a)
     if a Member of a Group             (b)
     (See Instructions)



3)   SEC Use Only



4)   Citizenship or Place of            Delaware
     Organization



Number of Shares Beneficially      5)   Sole Voting Power        412,900
Owned By Each Reporting            6)   Shared Voting Power      208,200
Person With                        7)   Sole Dispositive Power   925,700
                                   8)   Shared Dispositive Power    0



9)   Aggregate Amount Beneficially      925,700
     Owned by Each Reporting Person


10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
     (See Instructions)


11)  Percent of Class Represented       3.2%
     by Amount in Row 9


12)  Type of Reporting Person           IA
     (See Instructions)

Cusip No. 456905108                             Page 3 of 5 Pages



                Securities and Exchange Commission
                      Washington, D.C.  20549

                 Schedule 13G Under The Securities
                       Exchange Act of 1934

                          Amendment No. 2

Item 1.

     (a)  Name of Issuer:          Information Resources, Inc.

     (b)  Address of Issuer's      150 North Clinton Street
          Principal Executive      Chicago, IL 60661
          Offices:

Item 2.

     (a)  Name of Person           Dewey Square Investors Corporation
          Filing:

     (b)  Address of Principal     One Financial Center
          Business Office or, if   Boston, MA  02111
          none, Residence:

     (c)  Citizenship:             Delaware

     (d)  Title of Class
          of Securities:           Common Stock, $.01 Par Value Per Share

     (e)  CUSIP No:                456905108

Item 3.

     This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4.   Ownership

     (a)  Amount Beneficially Owned: 925,700

     (b)  Percent of Class:          3.2%

     (c)  Number of Shares as to which such person has:
               (i)  Sole Power to Vote or to Direct the Vote - 412,900
               (ii) Shared Power to Vote or to Direct the Vote - 208,200
               (iii)Sole Power to Dispose or to Direct the Disposition
                    of: - 925,700
               (iv) Shared Power to Dispose or to Direct the Disposition
                    of: - 0

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                  /X/

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               All securities reported upon in this schedule were acquired for the benefit of investment advisory clients of Dewey Square Investors Corporation and such clients have the right to receive the dividends from or the proceeds from the sale of such securities. None of such clients has an interest in more than five percent of the class of securities reported upon.

Item 7. Identification and Classification of the Subsidiary Which has Acquired the Security Being Reported on by the Parent Holding
          Company:

               Not Applicable

Item 8.   Identification and Classification of Members of the Group.

               Not Applicable

Item 9.   Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 10, 1998

     DEWEY SQUARE INVESTORS
     CORPORATION


     By: /s/ Christine Murphy                 Name: CHRISTINE MURPHY
          Signature                          Title: Treasurer